UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Guardant Health, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

40131M109

(CUSIP Number)

SB Investment Advisers (UK) Limited

69 Grosvenor St

Mayfair, London W1K 3JP

Attn: Brian Wheeler

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40131M109	13D	Page 1 of 8 pages

1	Names of Reporting Persons SVF Bluebird (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 603,943
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 603,943

11	Aggregate Amount Beneficially Owned by Each Reporting Person 603,943
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person CO

CUSIP No. 40131M109	13D	Page 2 of 8 pages

1	Names of Reporting Persons SVF Enterprise (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 603,943
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 603,943

11	Aggregate Amount Beneficially Owned by Each Reporting Person 603,943
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person CO

CUSIP No. 40131M109	13D	Page 3 of 8 pages

1	Names of Reporting Persons SVF Endurance (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 603,943
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 603,943

11	Aggregate Amount Beneficially Owned by Each Reporting Person 603,943
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person CO

CUSIP No. 40131M109	13D	Page 4 of 8 pages

1	Names of Reporting Persons SoftBank Vision Fund (AIV M1) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 603,943
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 603,943

11	Aggregate Amount Beneficially Owned by Each Reporting Person 603,943
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person PN

CUSIP No. 40131M109	13D	Page 5 of 8 pages

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 603,943
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 603,943

11	Aggregate Amount Beneficially Owned by Each Reporting Person 603,943
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person CO

CUSIP No. 40131M109	13D	Page 6 of 8 pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 22, 2019 (as amended to date, the “Schedule 13D”) by SVF Bluebird (Cayman) Limited (“SVF Bluebird”), SVF Enterprise (Cayman) Limited (“SVF Enterprise”), SVF Endurance (Cayman) Limited (“SVF Endurance”), SoftBank Vision Fund (AIV M1) L.P. (“AIV M1”) and SB Investment Advisers (UK) Limited (“SBIA UK”, together with SVF Bluebird, SVF Enterprise, SVF Endurance and AIV M1, the “Reporting Persons”) with respect to the common stock, $0.00001 par value per share (the “Common Stock”), of Guardant Health, Inc. (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 101,121,297 shares of Common Stock outstanding as of April 30, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF Bluebird (Cayman) Limited	603,943	0.6%	0	603,943	0	603,943
SVF Enterprise (Cayman) Limited	603,943	0.6%	0	603,943	0	603,943
SVF Endurance (Cayman) Limited	603,943	0.6%	0	603,943	0	603,943
SoftBank Vision Fund (AIV M1) L.P.	603,943	0.6%	0	603,943	0	603,943
SB Investment Advisers (UK) Limited	603,943	0.6%	0	603,943	0	603,943

SVF Bluebird is the record holder of 603,943 shares of Common Stock.

SVF Bluebird is a subsidiary of SVF Enterprise. SVF Enterprise is a subsidiary of SVF Endurance. SVF Endurance is a wholly owned subsidiary of AIV M1. SBIA UK has been appointed as alternative investment fund manager, or AIFM, of AIV M1 and is exclusively responsible for managing AIV M1 in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of AIV M1, SBIA is exclusively responsible for making all decisions relating to the acquisition, structuring, financing and disposal of AIV M1’s investments.

CUSIP No. 40131M109	13D	Page 7 of 8 pages

(c) During the 60 days prior to the event which requires filing of this Amendment No. 6, SVF Bluebird disposed of 5,086,714 Common Shares in a series of open market transactions at prices ranging from $115.34 to $166.60 per share. Details by date, listing the number of Common Shares disposed of and the weighted average price per share are provided below.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
April 22, 2021	48,975	$156.57
April 23, 2021	100,000	$157.97
April 26, 2021	64,513	$163.83
April 27, 2021	69,209	$166.60
April 28, 2021	43,703	$164.52
April 29, 2021	42,312	$160.85
April 30, 2021	40,925	$159.61
May 3, 2021	44,313	$153.92
May 4, 2021	100	$150.58
May 5, 2021	6,990	$145.68
May 6, 2021	9,803	$135.88
May 7, 2021	187,849	$135.94
June 8, 2021	78,564	$115.34
June 9, 2021	93,485	$115.76
June 10, 2021	167,555	$120.27
June 11, 2021	4,089	$121.01
June 14, 2021	74,639	$123.82
June 17, 2021	9,690	$124.02
June 17, 2021	4,000,000	$117.08

(d) None.

(e) On June 8, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 40131M109	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2021

SVF BLUEBIRD (CAYMAN) LIMITED

By:	/s/ Karen Ellerbe
Name: Karen Ellerbe
Title: Director

SVF ENTERPRISE (CAYMAN) LIMITED

By:	/s/ Karen Ellerbe
Name: Karen Ellerbe
Title: Director

SVF ENDURANCE (CAYMAN) LIMITED

By:	/s/ Karen Ellerbe
Name: Karen Ellerbe
Title: Director

SOFTBANK VISION FUND (AIV M1) L.P.

By:	/s/ Brian Wheeler
Name: Brian Wheeler
Title: General Counsel of SB Investment Advisers (UK) Limited, Manager of SoftBank Vision Fund (AIV M1) L.P.

SB INVESTMENT ADVISERS (UK) LIMITED

By:	/s/ Brian Wheeler
Name: Brian Wheeler
Title: General Counsel